11016513

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL EXECUTION BROKER, LP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public 2/9/11

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Global Execution Brokers, LP
Bala Cynwyd, Pennsylvania

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Execution Brokers, LP as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 19, 2011

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	**$ 2,972**
Accrued trading receivables	**6,775,457**
Receivable from clearing broker	**23,855,869**
Fixed assets (net of accumulated depreciation of $18,034)	**4,865**
	$ 30,639,163
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued trading payables	**$ 251,379**
Payable to affiliates	**2,606,863**
Accrued compensation	**43,100**
Accrued expenses and other liabilities	**282,654**
Total liabilities	**3,183,996**
Partners' capital	**27,455,167**
	$ 30,639,163

See notes to statement of financial condition

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's self-regulatory authority is the Chicago Board Options Exchange (the "CBOE") and it is a member of the National Futures Association (the "NFA"). The Entity provides order execution on various exchanges for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The entity records revenue from order flow and principal transactions and related expenses on a trade-date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2010, the amount receivable from the clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Financial Group, LLLP, Susquehanna Securities and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for all direct and indirect operating expenses. The Entity pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in the payable to affiliates at December 31, 2010 is $563,052 relating to these operating costs.

The Entity has an execution services agreement with Susquehanna Financial Group, LLLP. Under this agreement, the Entity executes orders for Susquehanna Financial Group, LLLP on various exchanges for which it receives a monthly fee amounting to $500,000, as agreed upon by the Entity and Susquehanna Financial Group, LLLP.

The Entity provides order execution for affiliates on the PHLX, ISE, CBOE and NYSE Euronext (AMEX) based upon a per-contract rate. The Entity has also negotiated an arrangement with certain affiliates to receive payment for option contracts, executed by the Entity, that are preferenced (directed) to certain affiliates on these exchanges. The accrued trading receivables at December 31, 2010 on the statement of financial condition of $6,775,457 are comprised of order flow payments due to the Entity under this agreement.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to 9.5% of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $2,043,811.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

Because of their short-term nature, the fair values of the payable to affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2010, management has determined that there are no material uncertain income tax positions, and as such no interest or penalties were recognized.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007 and presently has open federal examinations for tax years 2007 and 2008. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC and is also subject to the net capital requirements of the Commodity Future Trading Commission ("CFTC") Regulation 1.17 and requirements of the NFA. The Entity computes its net capital under the basic method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the NFA minimum of $45,000, whichever is greater. At December 31, 2010, the Entity had net capital of $26,005,468, which exceeded its requirement of $212,373 by $25,793,095.

NOTE G - SUBSEQUENT EVENTS

The Entity evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

Subsequent to December 31, 2010, a Partner made a capital withdrawal of $4,000,000.